DD3 ACQUISITION CORP.
c/o DD3 Mex Acquisition Corp

Pedregal 24, 4th Floor

Colonia Molino del Rey, Del. Miguel Hidalgo

11040 Mexico City, Mexico

October 10, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller, Special Counsel

Re:	DD3 Acquisition Corp. Registration Statement on Form S-1 File No. 333-227423

Dear Mr. Buchmiller:

DD3 Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-227423), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:30 p.m., Eastern time, on Thursday, October 11, 2018, or as soon thereafter as possible.

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Sincerely,

DD3 Acquisition Corp.

By:	/s/ Martin Werner
	Name:	Martin Werner
	Title:	Chief Executive Officer